April 28, 2005

Mr. Jason Watts
State Street Bank & Trust
As Fiduciary of the Astoria Federal S&L Association ESOP
801 Pennsylvania
Kansas City, MO 64105

State Street Bank & Trust
Investment Services Offices
200 Newport Avenue
North Quincy, MA 02171

Dear Sirs :

        On page 3 of Astoria Financial Corporation’s April 11, 2005 proxy statement, in footnote (1) to the table entitled “Security Ownership of Certain Beneficial Owners,” it notes that “State Street Bank & Trust Company has been appointed a fiduciary of the plan for the purpose of determining how to vote the Association ESOP’s Astoria Financial Corporation Common Stock at the Annual Meeting.” The table also notes that on December 31, 2004 the ESOP held 11,284,164 shares of Astoria Financial common stock, of which 4,482,018 had been allocated to the accounts of individual participants. The remaining 6,802,146 shares were unallocated at that time.

        As you should know, Astoria Financial’s proxy statement dated April 11, 2005 includes Proposal No. 2, “The approval of the 2005 Re-designated, Amended and Restated Stock Incentive Plan for Officers and Employees of Astoria Financial Corporation.” In summary, Astoria’s shareholders are being asked to approve a 5.25 million share benefit plan for officers and employees (although, arguably there are likely to be few employees that benefit, because, as noted in the proxy statement on page 29, “In the past, the administrative committee has granted stock options under previous plans only to senior officers of AFC and the Association who the administrative committee believes are most able to impact the performance of AFC and the Association. In 2004, this group included 68 people.”)

        Our firm is a shareholder of Astoria Financial. As of April 19, 2005 we beneficially owned 766,950 shares of Astoria. As described in our letter to shareholders dated April 20, 2005, we are opposed to the approval of Proposal No. 2, and are urging all Astoria shareholders to vote “AGAINST” Proposal No. 2. A copy of that letter is enclosed.

        In connection with your direction of the vote of the ESOP’s unallocated shares (and allocated shares for which no instructions are received), we believe that you may have a fiduciary obligation beyond a strict adherence to mirror image voting. We strongly encourage you to seek the advice of ERISA counsel when determining your obligation in connection with your direction of such vote on Proposal No. 2.

        Given the importance of this vote, we also believe the fiduciaries of the ESOP have a duty to provide each of the individual ESOP participants with all relevant information about this vote, including a copy of our April 20, 2005 letter to shareholders. Each of the ESOP participants and beneficiaries have the right to be informed about this issue in order to make an informed decision on how to vote their allocated shares. If you would like PL Capital to provide you with a sufficient number of copies of our April 20, 2005 letter, please let us know.

        Please feel free to call our counsel, Phillip Goldberg at Foley & Lardner LLP (312-832-4549), me (973-360-1666) or my partner John Palmer (630-848-1340) with any questions.

Sincerely,
/s/ Richard Lashley
Richard Lashley

cc:	Mr. Alan Eggleston, EVP & General Counsel, Astoria Financial Corporation

Mr. Thomas Donahue, Chairman, Audit Committee, Astoria Financial Corporation Board of Directors

Prudential Bank & Trust Company, As Trustee for the Astoria Federal ESOP

PL CAPITAL TO VOTE AGAINST THE ASTORIA FINANCIAL STOCK INCENTIVE PLAN; ENCOURAGE OTHERS TO DO SAME

NEW YORK, April 20, 2005 (PR NEWSWIRE) – PL Capital, LLC announced today that it intends to vote against proposal number 2, the 2005 Re-designated, Amended and Restated Stock Incentive Plan for Officers and Employees of Astoria Financial Corporation to be voted on at Astoria Financial Corporation’s (NYSE: AF) annual shareholders’ meeting scheduled to be held on May 18, 2005. PL Capital is distributing to shareholders of Astoria Financial Corporation the following letter urging shareholders to vote against the 2005 stock incentive plan.

Dear Fellow Astoria Financial Shareholder:

Like you, we are shareholders of Astoria Financial (Astoria). Our firm beneficially owns 766,950 shares as of April 19, 2005. We are urgently seeking your assistance to defeat Astoria’s attempt to award themselves up to 5.25 million shares of Astoria stock, as detailed in Proposal No. 2 in Astoria’s April 11, 2005 proxy statement. As disclosed in the proxy statement, at the current market price, shareholders will suffer dilution of up to $130 million if the plan is approved.

In our opinion, this is not an issue of company performance or management’s qualifications. This is simply a case of excessive and unnecessary shareholder dilution for a management team that is already more than adequately compensated.

We believe Astoria management does not need this additional plan. Previous plans have been very generous and there are still significant options and shares available today.

As you may recall, Astoria went public in 1993. Since that time, Astoria management, directors and employees have been the beneficiaries of numerous benefit plans, as follows: (Note: All share and per share amounts in this letter are restated to reflect the various stock splits since 1993):

•	1993 Recognition and Retention Plan (RRP): Five percent of the IPO stock was given for free to • management, directors and employees (3.967 million shares purchased by Astoria at a cost of $19.1 million in 1993, with a current value of $100 million at the recent price of $25.00/share);

•	1993 Employee Stock Ownership Plan (ESOP): Ten percent of the IPO stock was purchased by the ESOP trust to be allocated to officers and employees over time (a total of 7.927 million shares were purchased by the ESOP trust at a cost of $33.03 million in 1993; as of December 31, 2004 the ESOP trust now holds 11.284 million shares with a current market value of $282 million, including over 6.8 million unallocated shares with a current market value of $170 million which are still available for future allocation to Astoria’s management and employees (please note that the unallocated ESOP shares would be fully allocated and vested upon a change in control, a potential future benefit of $238 million if Astoria was to be taken over at $35.00/share);

•	1993 Incentive Option Plan: 6.21 million options, approximately eight percent of the original IPO offering; the vast majority of these shares were granted in 1993 at an exercise price of $4.17/share;

•	1993 Directors Option Plan: 1.724 million options, approximately two percent of the original IPO offering; the vast majority of these shares were granted in 1993 at an exercise price of $4.17/share;

•	1996 Officer Option Plan: 2.85 million options;

•	1996 Directors Option Plan: 360 thousand options;

•	1999 Officer Option Plan: 7.50 million options;

•	1999 Directors Option Plan: 525 thousand options; as of 3/25/05 there are still 183,000 options available to be granted;

•	2003 Stock Option Plan: 4.875 million options; as of 3/25/05 there are still 1.487 million options available to be granted;

•	Astoria Federal Pension Plan: Despite having significant ESOP, RRP and 401(k) plans, Astoria also has a non-contributory defined benefit pension plan; under this plan, for example, CEO George Engelke will receive an annual retirement benefit of at least $500,000 (ten year certain and continuous annuity); note that since this amount is in excess of IRS limits, Astoria adopted a Supplemental Plan that allowed them to exceed the IRS limits and transfer additional benefits to Mr. Engelke and the other highly compensated officers and employees.

In the aggregate, these plans have made available to Astoria’s management, directors and employees approximately 40 million shares. That amount represents 37% of the current outstanding shares of Astoria.

Under these existing plans, of the 40 million shares (and options to acquire shares), there is a significant amount of future value available. Specifically, there are still 1.67 million options available for future grants, 6.8 million unallocated shares remaining in the ESOP as well as 10.922 million outstanding options which have not been exercised.

The 10.922 million options outstanding at December 31, 2004 (at an average exercise price of $19.02), represent 10% of Astoria’s shares outstanding. Of this total, 4.2 million options are exercisable (at an average exercise price of $14.85) and 6.7 million options are unexercisable (at an average exercise price of $21.61). The unexercisable options will vest over time. This means that the holders of these currently unexercisable options have a significant incentive to stay at Astoria and shareholders do not need to further add to their compensation to “get them to stay.” If Astoria were to be taken over (or if the trading price rose over time) to $35.00/share, the existing outstanding 10.922 million options would have a value of $175 million. Plus, there is an additional 1.67 million options available to be granted (an additional 1.5% dilution to shareholders).

Clearly, in our view, the existing benefit packages are already generous enough, not just in the aggregate, but for individual executives as well. For example, CEO George Engelke was paid $1.0 million in salary and a $1.05 million bonus in 2004. Since 1993, he has been paid $8.7 million in salary and $5.0 million in bonuses. Under the 1993 RRP Plan, Mr. Engelke was given, at no cost to him, 793,500 shares, which had a market value in 1993 of $3.3 million, and (to the extent still held), have a current market value of $20 million. Since 1993, Mr. Engelke has also been granted 4.087 million options at an average exercise price of $13.24, which to the extent still held, would be worth $48 million at recent market prices. He has exercised 1.428 million shares which had a realized value of $19.4 million (as of the date exercised). He still holds 2.637 million unexercised options with a total unrealized value of $22 million as of December 31, 2004. If Astoria were to be taken over (or if the trading price rose over time) to $35.00/share, his existing outstanding 2.637 million options would have a value of $44 million. How much more incentive does he need to perform for shareholders?

Since our firm’s inception, we have never engaged in a campaign to defeat a compensation and benefits proposal, but in this instance we feel it is imperative to defeat Proposal No. 2. When previous and existing plans are considered, there is absolutely no need for this plan.

Please vote AGAINST Proposal No. 2 on Astoria’s proxy card that you should have received from the Company. If you have already voted, you have every legal right to change your vote. Please contact your bank or broker and instruct him/her to vote AGAINST Proposal No. 2. If you still have a copy of the Voting Instruction Form sent to you by your bank or broker, you can change your vote by calling the toll-free number located on the form or you can change your vote by using the internet instructions. If you have any questions on how to vote your shares or how to change your vote, please contact your bank or broker. For any other questions, please call D.F. King & Co., Inc. at 888-628-8208.

Please also feel free to contact either one of us at the contact numbers and addresses noted below. We need your vote AGAINST Proposal No. 2.

Sincerely,

Richard Lashley, Principal	John Palmer, Principal

PL Capital, LLC	PL Capital, LLC
466 Southern Blvd	20 East Jefferson Avenue
Adams Bldg	Suite 22
Chatham, NJ 07928	Naperville, IL 60540
973-360-1666	630-848-1340
###-##-#### (fax)	630-848-1342 (fax)
bankfund@aol.com	palmersail@aol.com

Contact:	Richard H. Grubaugh D.F. King & Co., Inc. 212-493-6950

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